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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                 -----------------------------------------------
                                  SCHEDULE TO/A
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No. 9)
                              Taubman Centers, Inc.
                       (Name of Subject Company (Issuer))
                        Simon Property Acquisitions, Inc.
                           Simon Property Group, Inc.
                             Westfield America, Inc.
                      (Names of Filing Persons (Offerors))
                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)
                                    876664103
                      (CUSIP Number of Class of Securities)
         James M. Barkley, Esq.                    Peter R. Schwartz, Esq.
       Simon Property Group, Inc.                   Westfield America Inc.
          National City Center                     11601 Wilshire Boulevard
       115 West Washington Street                         12th Floor
             Suite 15 East                          Los Angeles, CA 90025
         Indianapolis, IN 46024                   Telephone: (310) 445-2427
       Telephone: (317) 636-1600

                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)
                -----------------------------------------------
                                   Copies to:
     Steven A. Seidman, Esq.                     Scott V. Simpson, Esq.
     Robert B. Stebbins, Esq.           Skadden, Arps, Slate, Meagher & Flom LLP
     Willkie Farr & Gallagher                      One Canada Square
        787 Seventh Avenue                            Canary Wharf
     New York, New York 10019                   London, E14 5DS, England
     Telephone: (212) 728-8000                 Telephone: (44) 20 7519 7000

                -----------------------------------------------
                                 CALCULATION OF
                                   FILING FEE
================================================================================
           Transaction Valuation*                       Amount of Filing Fee**
--------------------------------------------------------------------------------
               $1,243,725,540                                 $248,745.11
================================================================================

* Estimated for purposes of calculating the amount of the filing fee only. Calculated by multiplying $20.00, the per share tender offer price, by 62,186,277 shares of Common Stock, consisting of (i) 52,207,756 outstanding shares of Common Stock, (ii) 2,269 shares of Common Stock issuable upon conversion of 31,767,066 outstanding shares of Series B Non-Participating Convertible Preferred Stock, (iii) 7,097,979 shares of Common Stock issuable upon conversion of outstanding partnership units of The Taubman Realty Group, Limited Partnership ("TRG") and (iv) 2,878,273 shares of Common Stock issuable upon conversion of outstanding options (each of which entitles the holder thereof to purchase one partnership unit of TRG which, in turn, is convertible into one share of Common Stock), based on the Registrant's Preliminary Proxy Statement on Schedule 14A filed on December 20, 2002, the Registrant's Schedule 14D-9 filed on December 11, 2002 and the Registrant's Quarterly Report on Form 10-Q for the period ended September 30, 2002.

** The amount of the filing fee calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[X] Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.



Amount Previously Paid    $248,745.11                          Filing Party:   Simon Property Group, Inc.; Simon Property
Form or Registration      Schedule TO (File No. 005-42862),                    Acquisition, Inc.; Westfield America, Inc.
No.                       Amendment No. 1 to the Schedule TO   Date Field      December 5, 2002, December 16, 2002 and
                          and Amendment No. 5 to the                           January 15, 2002
                          Schedule TO


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

[ ] Check the appropriate boxes below to designate any transactions to which the statement relates.
    [X]  third-party tender offer subject to Rule 14d-1.
    [ ]  issuer tender offer subject to Rule 13e-4.
    [ ]  going-private transaction subject to Rule 13e-3.
    [ ]  amendment to Schedule 13D under Rule 13d-2.
         Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

==============================================================================

                                   SCHEDULE TO

          This Amendment No. 9 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the "Commission") on December 5, 2002, as amended and supplemented by Amendment No. 1 thereto filed with the Commission on December 16, 2002, by Amendment No. 2 thereto filed with the Commission on December 27, 2002, by Amendment No. 3 thereto filed with the Commission on December 30, 2002, by Amendment No. 4 thereto filed with the Commission on December 31, 2002, by Amendment No. 5 thereto filed with the Commission on January 15, 2003, by Amendment No. 6 thereto filed with the Commission on January 15, 2003, by Amendment No. 7 thereto filed with the Commission January 16, 2003 and by Amendment No. 8 thereto filed with the Commission on January 22, 2002 (as amended and supplemented, the "Schedule TO") relating to the offer by Simon Property Acquisitions, Inc., a Delaware corporation (the "Purchaser") and wholly owned subsidiary of Simon Property Group, Inc., a Delaware corporation ("SPG Inc."), to purchase all of the outstanding shares of common stock, par value $.01 per share (the "Shares"), of Taubman Centers, Inc. (the "Company") at a purchase price of $20.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 5, 2002 (the "Offer to Purchase"), and the Supplement to the Offer to Purchase, dated January 15, 2003 (the "Supplement"), and in the related revised Letter of Transmittal (which, together with any supplements or amendments, collectively constitute the "Offer"). This Amendment No. 9 to the Schedule TO is being filed on behalf of the Purchaser, SPG Inc. and Westfield America, Inc. ("WEA").

          Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase, the Supplement and the Schedule TO, as applicable.

          The item numbers and responses thereto below are in accordance with the requirements of Schedule TO.


Item 11.  ADDITIONAL INFORMATION.

          On January 22, 2003, the United States District Court for the Eastern District of Michigan (the "Court") issued an opinion and order (the "Order") denying in part, and granting in part, the motion of the Company and the other defendants to dismiss Count I of the Complaint filed by SPG Inc. and the Purchaser in the Court on December 5, 2002 (the "Complaint"). In the Order, the Court held that the issuance of the Series B Preferred Stock by the Company to the Taubman family was not a "control share acquisition" under the Michigan Control Share Acquisition Act (the "Act"). However, the Court also ruled that the Taubman family's purported blocking position may be challenged by SPG Inc. at a hearing on March 21, 2003 on the grounds that the family's "group" voting power was obtained without shareholder approval under the Act. The Court held that SPG Inc. had pled sufficient facts from which it could infer that Robert Taubman and the Taubman family had acted in concert with other shareholders of the Company to acquire 33.6% of the voting power in the Company, and that such an acquisition could constitute a "control share acquisition" under the Act. Therefore, the Court denied the Company's motion to dismiss SPG Inc.'s claim that Robert Taubman, the Taubman Family and those persons who entered into Voting Agreements with Robert Taubman constituted a group and that their aggregation of shares was a "control share acquisition." At the March 21 hearing, SPG Inc. will also be allowed to press its claim that the Taubman family's Series B Preferred Stock was improperly acquired in breach of fiduciary duties owed to the Company's public shareholders.

          Following the Court's ruling, the entire 33.6% voting control the family purports to wield is subject to being legally invalidated.

          The Court did not address the substance of the remaining claims of the Complaint, including claims that issuance of the Series B Preferred Stock, and use of the Series B Preferred Stock to thwart SPG's tender offer, constitutes a breach of the fiduciary duties of the Company's board of directors and the Taubman family. The Court has scheduled a hearing on that motion for March 21, 2003.





Item 12.      EXHIBITS.

(a)(5)(O) Opinion and Order issued on January 22, 2003 by the United States District Court for the Eastern District of Michigan in the matter of Simon Property Group, Inc. and Simon Property Acquisitions, Inc. v. Taubman Centers, Inc., A. Alfred Taubman, Robert S. Taubman, Lisa A. Payne, Graham T. Allison, Peter Karmanos, Jr., William S. Taubman, Allan J. Bloostein, Jerome A. Chazen and S. Parker Gilbert.

(a)(5)(P) Press Release issued by Simon Property Group, Inc., dated January 22, 2003.

                                    SIGNATURE

          After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify as of January 23, 2003 that the information set forth in this statement is true, complete and correct.


                                 SIMON PROPERTY GROUP, INC.

                                 By:/s/ James M. Barkley
                                    ------------------------------------
                                    Name:  James M. Barkley
                                    Title: Secretary and General Counsel


                                 SIMON PROPERTY ACQUISITIONS, INC.

                                 By:/s/ James M. Barkley
                                    ------------------------------------
                                    Name:  James M. Barkley
                                    Title: Secretary and Treasurer

          After due inquiry and to the best of their knowledge and belief, the undersigned hereby certifies as of January 23, 2003 that the information set forth in this statement is true, complete and correct.


                                    WESTFIELD AMERICA, INC.

                                    By:/s/ Peter R. Schwartz
                                        --------------------------------
                                       Name:  Peter R. Schwartz
                                       Title: Senior Executive Vice President

                                EXHIBIT INDEX


     EXHIBIT NO.                            DESCRIPTION
     -----------       --------------------------------------------------------

(a)(5)(O) Opinion and Order issued on January 22, 2003 by the United States District Court for the Eastern District of Michigan in the matter of Simon Property Group, Inc. and Simon Property Acquisitions, Inc. v. Taubman Centers, Inc., A. Alfred Taubman, Robert S. Taubman, Lisa A. Payne, Graham T. Allison, Peter Karmanos, Jr., William S. Taubman, Allan J. Bloostein, Jerome A. Chazen and S. Parker Gilbert.

(a)(5)(P) Press Release issued by Simon Property Group, Inc., dated January 22, 2003.